ABSA

RECEIVED
2005 DEC -6 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Group Secretariat**

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za
[redacted]

**Groep Sekretariaat**

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

05013105

06 December 2005

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

**FAX: 09 1 202 772 9207**

**FILE REFERENCE NO.**
**082-04569**

Dear Sir/Madam

**ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS**

Attached please find a copy of an announcement in respect of Directors' purchases of shares of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 05 December 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
DEC 08 2005
THOMSON
FINANCIAL

**W R SOMERVILLE**
**GROUP COMPANY SECRETARY**

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

| | |
|---|---|
| Name: | D L Roberts |
| Designation: | Absa Group Limited non-executive director |
| Date of transaction: | 2 December 2005 |
| Number of shares purchased: | 1,200 at 9055 cents per share |
| Class of securities: | Ordinary shares of 200 cents each |
| Value of transaction: | R108 660.00 |
| Nature of Interest: | Direct Beneficial |

| | |
|---|---|
| Name: | N Kheraj |
| Designation: | Absa Group Limited non-executive director |
| Date of transaction: | 2 December 2005 |
| Number of shares purchased: | 1,200 at 9055 cents per share |
| Class of securities: | Ordinary shares of 200 cents each |
| Value of transaction: | R108 660.00 |
| Nature of Interest: | Direct Beneficial |

Clearance has been obtained in respect of these dealings in securities.

Johannesburg
5 December 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank